

SK Corporation

99, Seorin-dong, Jongro-gu,
Seoul 110-110, Korea
TEL:82-2-2121-5114
FAX:82-2-2121-7001


03050684

File No.
82-3901

Securities and Exchange Commis..
450 Fifth Street, Judiciary Sq., N.W.
Washington, D.C. 20549
U.S.A.
Attention : Filing Desk


SEC MAIL
RECEIVED
PROCESSING
MAY 2 0 2003
WASH. D.C.
188
SECTION

May 3, 2003

Re : SK Corporation - Information to be furnished
Pursuant to Rule 12g3 - 2(b) under the
Securities Exchange Act of 1934

SUPPL

Dear Sir :

In accordance with the rule 12g3-2(b) Exemption of the U.S. Securities and Exchange Commission (" the SEC "), SK Corporation is submitting the following information:

- Documents that have been made public, filed or distributed in Korea
- Press releases

PROCESSED
MAY 29 2003
THOMSON
FINANCIAL

Yours Sincerely,



Hyun Chun Jung
Senior Manager
Investor Relations Team



Attachment

File No.
82-3901

Instruments for 12g3-2(b) Exemption

May 03, 2003

Investor Relations Team

SK Corporation

File No.
82-3901

Documents released by SK Corporation from Jan 1 to Feb 28, 2003

Reports to FSC

Registration Statements/Prospectus for the Company's Guaranteed and Non-guaranteed Debenture	Date
216th non-guaranteed Debenture of the amount of 100 Billion Won Issuance Date : Jan 16, 2003 Maturity Date : Jan 16, 2013 Interest Rate : 6 %	Jan 17, 2003
217th non-guaranteed Debenture of the amount of 150 Billion Won Issuance Date : Feb 17, 2003 Maturity Date : Feb 17, 2008 Interest Rate : 5 %	Feb 18, 2003

File No.
82-3901

Reports to KSE

Leasing Real Estate from Major Shareholders etc.	Jan 2, 2003
Sale of Securities to Major Shareholders etc.	Jan 8, 2003
Sales Decrease exceeding 5% or more Compared with that of the Latest Fiscal Year	Feb 4, 2003
Increase of Ordinary Income exceeding 15% or more Compared with that of the Latest Fiscal Year	Feb 4, 2003
Increase of Net Income exceeding 15% or more Compared with that of the Latest Fiscal Year	Feb 4, 2003
Increase of Dividends Payment exceeding 10% or more Compared with that of the Latest Fiscal Year	Feb 4, 2003
Business and Management Plan (Fair Disclosure)	Feb 4, 2003
General Fair Disclosure Obligation	Feb 4, 2003
Leasing Real Estate to Major Shareholders etc.	Feb 11, 2003
Guarantee of Debt Payment for the 3rd Party (Including Provision of Collateral)	Feb 12, 2003
Leasing Real Estate from Major Shareholders etc.	Feb 15, 2003
Resolution of the Board of Directors on Calling Shareholders' Meeting	Feb 20, 2003
General Fair Disclosure Obligation	Feb 25, 2003

General Press Releases

News compilation of which the abstracts are translated into English	Jan 1 ~ Feb 28, 2003

File No.
82-3901

Reports to FSC

1. Registration Statements / Prospectus for the Company's Guaranteed and Non-Guaranteed Debentures

216th Issuance of Non-guaranteed Debenture in the Amount of 100 Billion Won

1. Issuer: SK Corporation
2. Lead Manager: Goodmorning Shinhan Securities Co., Ltd.
3. Details of Subscription
   a. Commencement date of subscription: Jan 16, 2003
   b. Closing date of subscription: Jan 16, 2003
   c. Amount subscribed: 100,000,000,000 Won

4. Public Notice:
   a. Press publication:
      - The Mae-il Economic Daily: Jan 15, 2003
   b. Public notice of the securities registration statement;
      - Financial Supervisory Commission: (dart.fss.or.kr)
   c. Public notice of the prospectus
      - Financial Supervisory Commission: (dart.fss.or.kr)
      - Goodmorning Shinan Securities Co., Ltd.: 23-2, Yoido-dong, Youngdeungpo-gu, Seoul
      - SK Securities Co. Ltd. : 23-10, Yoido-dong, Yongdeungpo-gu, Seoul
      - SK Corporation: 99, Seorin-dong, Jongro-gu, Seoul

5. Date of the Listing and Delivery of Debentures
   a. Scheduled date of Listing : Jan 16, 2003
   b. Scheduled date of delivery : Jan 16, 2003

6. Amount of proceeds
   a. Total Net Proceeds 98,597,675,000 Won
   b. Commission & other out-of-pocket expenses : 652,325,000 Won

7. Use of proceeds : Refinancing

Jan 17, 2003
Chang-guen Kim
President and CEO
SK Corporation

217th Issuance of Non-guaranteed Debenture in the Amount of 150 Billion Won

1. Issuer: SK Corporation
2. Lead Manager: LG Securities Co., Ltd.
3. Details of Subscription
   a. Commencement date of subscription: Feb 17, 2003
   b. Closing date of subscription: Feb 17, 2003
   c. Amount subscribed: 150,000,000,000 Won

4. Public Notice:
   c. Press publication:
      - The Korea Economic Daily: Feb 15, 2003
   b. Public notice of the securities registration statement;
      - Financial Supervisory Commission: (dart.fss.or.kr)
   c. Public notice of the prospectus
      - Financial Supervisory Commission: (dart.fss.or.kr)
      - Goodmorning Shinan Securities Co., Ltd.: 23-2, Yoido-dong, Youngdeungpo-gu, Seoul
      - Daewoo Securities Co. Ltd. : 34-3, Yoido-dong, Yongdeungpo-gu, Seoul
      - LG Securities Co. Ltd. : 20, Yoido-dong, Yongdeungpo-gu, Seoul
      - Bridge Securities Co. Ltd. : 198, Ulchiro 2ga, Joong-gu, Seoul
      - Korea Stock Exchange : 34, Yoido-dong, Yongdeungpo-gu, Seoul
      - SK Corporation: 99, Seolin-dong, Jongro-gu, Seoul

5. Date of the Listing and Delivery of Debentures
   a. Scheduled date of Listing : Feb 17, 2003
   d. Scheduled date of delivery : Feb 17, 2003

6. Amount of proceeds
   a. Total Net Proceeds 146,609,862,500 Won
   b. Commission & other out-of-pocket expenses : 765,137,500 Won

7. Use of proceeds : Refinancing

Feb 18, 2003

Chang-guen Kim
President and CEO
SK Corporation

File No.
82-3901

Reports to KSE

2. Public Notices to the Korea Stock Exchange

【01】

Leasing Real Estate from Major Shareholders etc. (Jan 2, 2003)

1. Name of the company: SK Global
   - Relationship with the company: Affiliated Company

2. Details
   - Date of lease: Jan 1, 2003
   - Real estate leased: An office in Kuem-Sung Service Station
   - Location of real estate: 1st Floor, 169-17 Samsung dong, Kangnam gu, Seoul
   - Specifics of lease
     - Period: Jan 1, 2003 ~ Sep 30, 2004
     - Deposit (KRW): N/A
     - Rental Payment (KRW): 500,000

3. Purpose of transaction: Business place

4. Decision date (date of board resolution): Dec 31, 2002
   - Outside director: N/A
   - Auditor: N/A

5. Applicability to Fair Trade Act: No

6. Others:
   - Decision date is the contract date.
   - Rental payment is monthly payment before VAT.
   - The rent is automatically renewed for another year in case there's no written notification from one party to another within 30 days before expiration date.

7. Date of relevant disclosure: N/A

【02】

Sale of Securities to Major Shareholders etc. (Jan 8, 2003)

1. Name of the company: SK Securities
   - Relationship with the company: Affiliated Company

2. Details of sale
   - Date of sale: Jan 16, 2003
   - Securities sold: The 216th Unsecured Debenture
   - Sales amount (KRW): 40,000,000,000
   - Accumulated amount (KRW): 40,000,000,000
   - Terms and conditions of sale:
     Issue date: Jan 16, 2003
     Total face value (KRW): 100,000,000,000
     Maturity: 10 years
     Coupon rate: 6% per annum

3. Purpose of sale: Debt refunding and fund raising

4. Decision date (date of board resolution): Jan 7, 2003
   - Outside director: Present (5), Absent (-)
   - Auditor: Present

5. Applicability to Fair Trade Act: Yes

6. Others: None

【03】

Sales Decrease exceeding 5% or more Compared with that of the Latest Fiscal Year (Feb 4, 2003)

1. Decrease in sales (100 mil KRW): 7,267
   - Ratio of sales decrease (%): 5.2
   - Sales in the current fiscal year (100 mil KRW): 133,882
   - Sales in the previous fiscal year (100 mil KRW): 141,149

2. Causes of decrease: Decrease in export sales amount
   by reduced utilization ratio

3. Total assets at the end of the previous fiscal year (100 mil KRW): 142,415

4. Others:
   - Sales information described above are released before audit by independent auditor and may be different form final disclosure.

【04】

Increase of Ordinary Income exceeding 5% or more Compared with that of the Latest Fiscal Year (Feb 4, 2003) (Mar 11, 2003)

1. Increase in ordinary income (100 mil KRW): 2,803
   - Ratio of ordinary income increase (%): 254.1
   - Ordinary income in the current fiscal year (100 mil KRW): 3,906
   - Ordinary income in the previous fiscal year (100 mil KRW): 1,103

2. Causes of increase: Increase in non operating income items such as gain on disposal of SKT shares, foreign currency transaction gain etc.

3. Total assets at the end of the previous fiscal year (100 mil KRW): 142,415

4. Others:
   - The company reduced its equity income form SK Global as recommended by independent auditor.

※ Initial public disclosure was made on Feb 4, 2003 and it was revised on Mar 11, 2003 reflecting the equity income change from SK Global. Ordinary income information described above are final disclosure.

【05】

Increase of Net Income exceeding 5% or more Compared with that of the Latest Fiscal Year (Feb 4, 2003) (Mar 11, 2003)

1. Increase in net income (100 mil KRW): 2,056
   - Ratio of net income increase (%): 225.4
   - Net income in the current fiscal year (100 mil KRW): 2,968
   - Net income in the previous fiscal year (100 mil KRW): 912

2. Causes of increase: Increase in non operating income item such as gain on disposal of SKT shares, foreign currency transaction gain etc.

3. Total assets at the end of the previous fiscal year (100 mil KRW): 142,415

4. Others:
   - The company reduced its equity income form SK Global as recommended by independent auditor.

※ Initial public disclosure was made on Feb 4, 2003 and it was revised on Mar 11, 2003 reflecting the equity income change from SK Global. Net income information described above are final disclosure.

【06】

Increase of Dividend Payment exceeding 10% or more Compared with that of the Latest Fiscal Year (Feb 4, 2003) (Mar 11, 2003)

	Current Fiscal Year	Previous Fiscal Year
1. Annual dividend per share (KRW)	800	600
- Ratio of dividend increase	33.33	
- Year-end dividend (KRW)	800	600
- Interim dividend (KRW)	-	-
2. Total dividend (100 mil KRW)	927	695
- Total number of outstanding shares	126,942,822	126,942,822
3. Dividend payout ratio (%)	31.23	76.21
4. Dividend ratio to market value (%)	5.28	4.23

5. Decision date (date of board resolution): Jan 30, 2003
   - Outside director: Present (5), Absent (-)
   - Auditor: Present

6. Total assets at the end of the previous fiscal year (100 mil KRW): 142,415

7. Others:
   - Annual dividend per share, dividend payout ratio and dividend ratio information are for common shares.

※ Initial public disclosure was made on Feb 4, 2003 and it was revised on Mar 11, 2003 reflecting the dividend payout ratio change.
Dividend payment information described above are final disclosure.

【07】

Business and Management Plan (Fair Disclosure) (Feb 4, 2003)

1. Type and purpose of the plan
   ; 2003 financial target and management plan

2. Project schedule; 1 year for 2003

3. Details
   1) 2003 financial target and management plan

(100 mil KRW)

	2002 (Results)	2003 (Target and Plan)	Change
Sales	133,882	128,468	-4%
Operating Income	3,876	6,878	+77%
Ordinary Income	8,661	7,400	-15%
CAPEX	4,443	4,800	+357

   2) The company will focus on operational improvement due to the increased uncertainty of business environment.

4. Difficulty Factors: N/A

5. Decision date (date of board resolution): N/A

6. Selective Disclosure
   - Information provider: SK Corp. PR Team
   - Information recipient: The press
   - Time/Place and name of event: Feb 4, 2003 / Press release

7. Point of Contact:
   - Disclosure officer: Senior Vice President Jeong Joon Yu
   - Person in charge: Joon Hee Lee
   - Department: IR Team

8. Others: None

【08】

General Fair Disclosure Obligation
(Feb 4, 2003)

[Presentation to investors on Feb 4., 2003]

1. 2002 Financial performance

(100 mil KRW)

	2002 3Q	2002 4Q	Changes	2002 Annual
Sales	32,019	36,853	+15.1%	133,882
Operating Income	218	1,591	+629.8%	3,876
Ordinary Income	1,547	1,907	23.3%	8,661

2. Divisional financial performance

(100 mil KRW)

	2002 3Q	2002 4Q	2002 Annual
Petroleum	-518	1,246	1,017
Petrochemical	419	14	1,510
Lubricant	197	139	817
E&P	135	163	526
Other businesses	-15	29	6
Total	218	1,591	3,876

① Petroleum
- Regional refining margin improved due to recovery in demand
- Business environment became relatively favorable due to a strict monitoring of petroleum product distribution

② Petrochemical
- In spite of volume and unit price increase, margins narrowed due to a rise in naphtha price
- Profit decreased due to regular maintenance in SM & Naphtha Cracker and related costs

③ Lubricant
- Margin decreased due to an increase in base oil price linked to crude oil price

④ E&P

- Profit increased due to an increased shipment of produced oil

3. 2003 financial target and management plan

(100 mil KRW)

	2002 (Results)	2003 (Target and Plan)	Change
Sales	133,882	128,468	-4%
Operating Income	3,876	6,878	+77%
Ordinary Income	8,661	7,400	-15%
CAPEX	4,443	4,800	+357

4. Selective Disclosure
   - Information provider: SK Corp. IR Team
   - Information recipient: Analysts and investors
   - Time/Place and name of event: Feb 4, 2003
     Presentation to investors (2002 Financial results)

5. Point of Contact:
   - Disclosure officer: Senior Vice President Jeong Joon Yu
   - Person in charge: Joon Hee Lee
   - Department: IR Team

6. Others:
   - 2002 Financial results are released before audit by independent auditor and may be different form final disclosure.
   - Some of the information and data described above are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the company to be materially different from any future results or performance expressed or implied by such forward-looking statements.

【09】

Leasing Real Estate to Major Shareholders etc. (Feb 11, 2003)

1. Name of the company: SK Global
   - Relationship with the company: Affiliated Company

2. Details
   - Date of lease: Jan 1, 2003
   - Real estate leased: Land and buildings
   - Location of real estate: 994-3, 994-4, Shinjung dong Yangchun gu, Seoul and other 6 places
   - Specifics of lease
     - Period: Jan 1, 2003 ~ Dec 31, 2003
     - Deposit (KRW): -
     - Rental Payment (KRW): 45,200,000

3. Purpose of transaction: Gas Stations

4. Decision date (date of board resolution): Feb 10, 2003
   - Outside director: N/A
   - Auditor: N/A

5. Applicability to Fair Trade Act: No

6. Others:
   - Decision date is the contract date.
   - Rental payment is monthly payment before VAT.

7. Date of relevant disclosure: N/A

【10】

Guarantee of Debt Payment for the 3rd Party (Including Provision of Collateral) (Feb 12, 2003)

1. Name of the guarantee: SK Energy Asia Pte, Ltd.
   - Relationship with the company: Foreign Subsidiary

2. Creditor: Bank of America and other 2 banks
   - Relationship with the company: None

3. Principal Debts:
   - Amount (KRW): 113,316,000,000
   - Details: Credit line provided by financial institutions

4. Details of guaranteed debts:
   - Amount (KRW): 113,316,000,000
   - Balance (KRW): 113,316,000,000
   - Period of guarantee: Feb 12, 2003 ~ until the contract modification

5. Total balance of debt guaranteed (KRW): 113,316,000,000
   - Paid in capital at the end of the previous fiscal year (KRW): 644,755,840,000
   - ratio to paid in capital (%): 17.58

6. Decision date (date of board resolution): Feb 11, 2003
   - Outside director: Present (4), Absent (1)
   - Auditor: Present

7. Others:
   - Foreign currency translation rate is 1192.80 KRW/1 USD.

【Balance of Debt Payment Guarantee per Debtor】

Debtor	Relationship w/ Company	Balance (KRW)	Remark
SK Energy Asia Pte, Ltd.	Foreign Subsidiary	113,316,000,000	95,000,000 USD

【11】

Leasing Real Estate from Major Shareholders etc. (Feb 15, 2003)

1. Name of the company: SK Telecom
   - Relationship with the company: Affiliated Company

2. Details
   - Date of lease: Feb 14, 2003
   - Real estate leased: 4th, 5th and 6th floors in SK Namsan building
   - Location of real estate: 267, 5 Ga Namdaemun ro Chung ku, Seoul
   - Specifics of lease
     - Period: Oct 1, 2001 ~ Sep 30, 2003
     - Deposit (KRW): 8,916,997,100
     - Rental Payment (KRW): -

3. Purpose of transaction: Business place

4. Decision date (date of board resolution): Feb 14, 2003
   - Outside director: N/A
   - Auditor: N/A

5. Applicability to Fair Trade Act: No

6. Others:
   - Decision date is the contract date.
   - Rental payment is monthly payment before VAT.
   - The contract term modification was made for renewal of the contract

7. Date of relevant disclosure: Oct 12, 2001

【12】

Resolution of the Board of Directors on Calling Shareholders' Meeting (Feb 20, 2003)

1. Date of board resolution
   - Outside director: Present (5), Absent (-)
   - Auditor: Present

2. Purpose of calling the meeting of the board
   : The regular shareholder's meeting for the 41st business year

3. Date of shareholder's meeting: Mar 14, 2003

4. Place of shareholder's meeting
   : Convention center, Sheraton Walkerhill Hotel
   San 21, Kwnagjang dong Kwangjin gu, Seoul

5. Agenda and key issues
   ① Approval of the financial statements for the 41st business year
   ② Election of a director
   ③ Election of a director who is a member of audit committee
   ④ Approval on the limit of remuneration for directors

6. Details of resolution: Approved in its original form

7. Others: None

【13】

General Fair Disclosure Obligation (Feb 25, 2003)

[Presentation to investors at 'China In & Out Conference' on Feb 26, 2003]

1. Debt outstanding and effective interest rate

(Bil. KRW)

	2000	2001	2002
Debt	9,733	6,500	5,307
Effective Interest Rate	9.50%	7.20%	5.70%

2. Divisional Analysis

① Petroleum business

- Petroleum demand for 2002 increased by 2.5% from the previous year.
- Naphtha demand increased by 4.7%, and also demand for gasoline, diesel and LPG increased. But due to warmer climate in 2002 1Q, B-C and kerosene showed declining demand comparing to 2001.

- Domestic top 3 refineries maintained similar utilization rate but bottom 2 refineries operated at a lower utilization rate, which resulted in decline of total utilization rate by 8.1%.
- SK Corp has maintained its market share of 33 to 35%.
- Refining margins have been maintained the same level or above during the month of January after significant increase in 4th quarter 2002. We expect our refining business to be more profitable in 2003 compared to 2002.

② Petrochemical business

- We expect petrochemical margins to improve in 2003. The main 2 reasons for this are recovery in regional economy and limited capacity addition.

- Prices of Propylene and Butadiene have been strong, while spreads of polymer slightly decreased. Price of ethylene is in upward trend and spread of PP is widening.

- Benzene and SM showed strong performance during 2002. SM price was particularly strong due to tight supply and operation trouble in some plants. We expect this trend will continue in 2003.
- PX price soared to $900/ton since last December due to tight supply and growing demand from capacity addition of PTA facilities in Taiwan and

China, PX spread has widened to 400 dollars from average of 95 dollars during 2002.

③ Lubricant business

- For lubricants, the company expects the profitability to increase significantly after finalizing #2 base oil plant in Ulsan at the end of 2004.

④ E&P business

- E&P business produced 4.1million barrels of equity crude oil in 2002 and it generates stable operating profit. Rise of crude oil price helped E&P to improve its operating profit in 2002. E&P business is expected to contribute more than 100 billion operating income from 2004 due to full production of 4 concessions which are at developing stages currently.

3. Strategic focus

① Petroleum business

- World-class operational efficiency and competitive edge in marketing
- Promote regulatory change

② Petrochemical business

- Develop value added solvent and special polymer products
- Diversify product mix by establishing local production and sales network in China

③ Lubricant business

- Build #2 plant and expand into new market
- Secure long term contracts

④ E&P business

- Maximize production from existing concessions
- Concentrate resources on developments in developing concessions

4. KEPCO Privatization

- Participate the final bid within agreed guideline including the definite hurdle rate (→ "Medium return with very low risk")
- Try to find an appropriate solution to minimize investments through Joint Venture based on consortium or project financing

5. Selective Disclosure

- Information provider: SK Corp. IR Team
- Information recipient: Analysts and investors
- Time/Place and name of event: Feb 26, 2003
  'China In & Out Conferece'

6. Point of Contact:
   - Disclosure officer: Senior Vice President Jeong Joon Yu
   - Person in charge: Joon Hee Lee
   - Department: IR Team

7. Others:
   - 2002 Financial results are released before audit by independent auditor and may be different form final disclosure.
   - Some of the information and data described above are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the company to be materially different from any future results or performance expressed or implied by such forward-looking statements.

File No.
82-3901

3. Press Releases

【01】

SK, Chinese college to cooperate in life science
(Jan 17, 2003)

SK Corp. plans to team up with a Chinese college in the life science sector, especially in the development of new medications, SK group said yesterday.
According to the company, SK Chairman Son Kil-seung will fly to Shanghai Monday to meet Wang Shenghong, head of Fudan University in a bid to discuss specific ways to cooperate in the life science field.
In particular, the two sides will cooperate on modernization of Chinese medicines.
"As Fudan University has superior research fellows and facilities in medical and life science fields, the Chinese university would be one of best business partners for SK Corp. which opened SK Bio-Pharmaceutical Tech Co., a research institute for development of new medicines late last year in Shanghai," a SK source said.
Son is scheduled to return home Thursday after meeting the Chinese head and workers of the institute, where they will outline the institute`s 2003 R&D plan to him.

[02]

SK Tries to Stay on Course Despite Arrest
(Feb 23, 2003)

With SK Corp. chairman Chey Tae-won, the actual owner of the SK Group, the country's third largest conglomerate was struggling to stay on the course under group chairman Son Kil-seung.
Son called an emergency CEO meeting immediately after Chey's arrest on Saturday evening to develop strategies needed to fill the void left by the 43 year old eldest son of the late SK chairman Chey Jong-hyun.
In an official statement, SK said it deeply regrets the event involving Chey, and that it is prepared to comply in full with prosecution investigations.
``Reflecting on this event, we will strive to become a corporation that is loved by the public and one which is socially responsible,'' the statement read.
The main dilemma facing SK companies is not merely that its owner is under custody, but that the facts which have become known over the course of the prosecution investigations will damage its credibility.
``There are serious concerns about the damage that Chey's arrest will have on SK and its companies, although it has not really become evident as yet,'' one SK official said.
On a more personal note, he said friends used to be envious of the fact that he worked for a prosperous company, but this rosy image is certain to suffer.
Following the CEO meeting, Son was quoted as saying that the entire affair was the result of his failure to execute his responsibilities properly.
Son, who was recently elected chairman of the Federation of Korean Industries, will now have to single-handedly run SK from what was a ``two-top'' system shared with Chey junior.
``Little will change in terms of our business strategy, and there will be no major changes in the top management for the time being,'' a senior SK official said.
SK, with 59 affiliates in industries ranging from energy and telecommunications to bioscience, posted a turnover of 55 trillion won last year with a 25,000-strong workforce last year.

【03】

Petroleum Price Hike
(Feb 28, 2003)

Three oil refineries, SK Corp., LG-Caltex Oil and Hyundai Oilbank, raised prices of their petroleum products, including gasoline and diesel, by a maximum of 30 won per liter as of 12:00 a.m. today.

``We raised petroleum product prices inevitably due to the skyrocketing international crude oil prices. When the government announces lowering of petroleum product import charges early this month we will reflect it in the sales price immediately,'' said an SK Corp. official.

SK Corp said yesterday it will raise gasoline factory prices to oil pumps by 30 won to 1,294 won per liter. At the same time, LG-Caltex Oil said it will raise the factory price of gasoline to 1,294 won from 1,264 won.